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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                                ARAN ENERGY plc
                           (NAME OF SUBJECT COMPANY)

                            ARCO IRISH HOLDINGS INC.
                           ATLANTIC RICHFIELD COMPANY
                                    (BIDDER)

                       ORDINARY SHARES OF IR20p EACH AND
                          AMERICAN DEPOSITARY SHARES,
                      EACH REPRESENTING 30 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                  038-528-105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 DIANE A. WARD
                           ATLANTIC RICHFIELD COMPANY
                            515 SOUTH FLOWER STREET
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 486-2808

           (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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  This amends and supplements the Tender Offer Statement on Schedule 14D-1 of
ARCO Irish Holdings Inc. ("ARCO Irish Holdings") and Atlantic Richfield Company ("ARCO"), both corporations incorporated under the laws of Delaware, initially filed with the Securities and Exchange Commission (the "Commission") on August 25, 1995, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8 and 9 thereto filed on September 8, 1995, September 14, 1995, September 20, 1995, September 25, 1995, October 2, 1995, October 3, 1995, October 4, 1995, October 10, 1995 and October 13, 1995 (collectively, the "Schedule 14D-1"), with respect to the Offer by N M Rothschild & Sons Limited on behalf of ARCO Irish Holdings, a wholly owned subsidiary of ARCO, to acquire the entire share capital of Aran Energy plc, including all American Depositary Shares.

ITEM 10. ADDITIONAL INFORMATION.

  (f) The information set forth in the press releases dated October 17, 1995 issued by ARCO Irish Holdings Inc. and Atlantic Richfield Company, copies of which are attached as Exhibits (a)(16.11) and (a)(16.12), is incorporated by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  Item 11(a) is amended by adding the following exhibits:

    (a)(16.11) Text of press release dated October 17, 1995.

    (a)(16.12) Text of press release dated October 17, 1995.

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  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 18, 1995                    Atlantic Richfield Company


                                          By /s/ Terry G. Dallas
                                          _____________________________________
                                               Vice President & Treasurer

                                          ARCO Irish Holdings Inc.


                                          By /s/ Terry G. Dallas
                                          _____________________________________
                                                  Senior Vice President

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                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                DESCRIPTION OF DOCUMENT
 -------               -----------------------
 (a)(16.11) Text of press release dated October 17, 1995.
 (a)(16.12) Text of press release dated October 17, 1995.